UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                            SGX PHARMACEUTICALS, INC.
  -------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78423C108
-------------------------------------------------------------------------
                                 (CUSIP Number)


                                FEBRUARY 6, 2006
-------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                     Page 1
                                   of 5 pages

                                  Schedule 13G

CUSIP:  78423C108                                             Page 2 of 5 pages

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Millennium Pharmaceuticals, Inc.
         04-3177038
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a)  [_]
             (b)  [_]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------

Number of        5.   SOLE VOTING POWER           1,000,000
Shares Bene-     ---------------------------------------------------------------
ficially Owned   6.   SHARED VOTING POWER                 0
by Each          ---------------------------------------------------------------
Reporting        7.   SOLE DISPOSTIVE POWER       1,000,000
Person with      ---------------------------------------------------------------
                 8.   SHARED DISPOSTIVE POWER             0
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,000,000
-------------------------------------------------------------------------------
10. CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    7.0%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO
-------------------------------------------------------------------------------

                                  Schedule 13G

CUSIP:  78423C108                                              Page 3 of 5 pages

Item 1(a).   Name of Issuer:

             SGX Pharmaceuticals, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             10505 Roselle Street
             San Diego, California  92121

Item 2(a).   Name of Person Filing:

             Millennium Pharmaceuticals, Inc.

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             40 Landsdowne Street
             Cambridge, Massachusetts 02139

Item 2(c).   Citizenship or Place of Organization:

             Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             78423C108

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

                                  Schedule 13G

CUSIP:  78423C108                                              Page 4 of 5 pages



        (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

        (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


Item 4.      Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 1,000,000

        (b) Percent of Class: 7.0%

        (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 1,000,000

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: 1,000,000

          (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5.      Ownership of Five Percent or Less of Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not applicable

                                  Schedule 13G

CUSIP:  78423C108                                              Page 5 of 5 pages


Item 8.      Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.      Notice of Dissolution of Group.

           Not Applicable

Item 10.     Certification.

           (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2006

                    Millennium Pharmaceuticals, Inc.


                    By: /s/ MARSHA H. FANUCCI
                    Name:   Marsha H. Fanucci
                    Title:  Senior Vice President and
                            Chief Financial Officer